UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
         NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144
 UNDER
 THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with
either placing an order with a broker to execute sale or executing a sale directly with a market maker.
OMB APPROVAL

OMB Number:	3235-0101
Expires:	June 30, 2020 Estimated average burden hours per
response
	1.00

SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER
1 (a) NAME OF
ISSUER
 (Please type or print)
APYX Medical Corporation
(b) IRS IDENT. NO.
112644611
(c) S.E.C. FILE NO.

001-31885

WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY
STATE	ZIP CODE

5115 Ulmerton Road, Clearwater, FL 33760
(b)
(e) TELEPHONE NO.

800
NUMBER
537-2790
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES
ARE TO BE SOLD
John Robert Saron

  RELATIONSHIP TO ISSUER
  Affiliate
(c) ADDRESS STREET	CITY	STATE	ZIP CODE
846 35th Avenue, St. Petersburg, FL 33704
INSTRUCTION: The person
filing this
notice should contact the issuer to obtain the I.R.S. Identification
 Number
and the S.E.C. File Number.

3 (a)
(b)
SEC USE ONLY
(c)
Number of Shares or Other Units
To Be Sold
(See instr. 3(c))
(d)
Aggregate Market Value
(See instr. 3(d))
(e)
Number of Shares or Other Units Outstanding
(See instr. 3(e))
(f)
Approximate Date of Sale
(See instr. 3(f))
(MO. DAY YR.)
(g)
Name of Each Securities Exchange
(See instr. 3(g))
Title of the
Class of Securities To Be Sold

Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

Broker-Dealer File Number





Common
RBC Wealth Management
60 South Sixth Street
Minneapolis, MN 55402
7f9-05171
30,000
8.68
33.20m
01/28/2019
NYSE

















INSTRUCTIONS:
	3 . (a) Title of the class of securities to be sold
1. (a)   Name of issuer	(b) Name and address of each broker
through whom the
 securities are intended to be sold
(b) Issuers  I.R.S. Identification Number	(c) Number of shares
or other
 units to be sold (if debt securities, give the aggregate face amount)
(c) Issuers S.E.C. file number,  if any	(d) Aggregate market
value of the
 securities to be sold as of a specified date within 10 days prior to the
filing of this notice
(d) Issuers address, including zip code	(e) Number of shares
or other
units of the class outstanding, or if debt securities the face amount thereof
outstanding, as shown
(e) Issuers telephone number, including area code	by the most
recent report
 or statement published by the issuer
(f) Approximate date on which the securities are to be sold
2. . (a)  Name of person for whose account the securities are to be sold
	(g) Name of each securities exchange, if any, on which
the securities
are intended to be sold
(b) Such persons relationship to the issuer (e.g., officer, director,
 10%
stockholder, or member of immediate family of any of the foregoing)
(c) Such persons address, including zip code
Potential persons who are to respond to the collection of information contained
 in this form are not
required  to  respond  unless  the  form  displays  a  currently valid  OMB
  control  number.	SEC 1147 (08-07)

TABLE I  SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
 Title of the Class
Date you Acquired
Nature of Acquisition Transaction

Name of
Person from Whom Acquired
(If gift, also give date donor  acquired)
    Amount of Securities
Acquired
Date of Payment
Nature of Payment
COMMON
6/8/2005
EMPLOYEE STOCK
OPTION
BOVIE MEDICAL CORPORATION
219,363


INSTRUCTIONS:       If the
securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
TABLE II  SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold
during the past 3 months by the person for whose account the securities are to be sold.


Name and Address of Seller

Title of Securities Sold

Date of Sale
  Amount of Securities Sold

Gross Proceeds





REMARKS:



INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice
relates  are  to  be  sold hereby represents by  signing this notice that he
  does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted
  a
written  trading  plan  or  given  trading  instructions  to  satisfy
  Rule
10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.


		1/14/2019
JOHN ROBERT SARON (ORIGINAL SIGNATURE ON FILE)

DATE OF NOTICE	(SIGNATURE)


DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy

IF  RELYING ON RULE 10B5-1	of the notice shall be manually signed.
Any copies
 not manually signed shall bear typed or printed signatures.
SEC 1147 (02-08)